Exhibit 99.2

Itau Conference November, 2009 Leopoldo Saboya - CFO and IRO The results of the third quarter 2009 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009. The merger between BRF and Sadia is currently being examined by the Brazilian Anti-trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activates. All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes. 2

01 About the Company We are a large Brazilian Company Largest Company in Processed and Frozen Products in Brazil One of the largest Brazilian exporters Largest employer in Brazil One of the biggest Brazilian companies 4

Consolidated position in the domestic market Strong brands and leading market Geographic Presence The largest brand portfolio in Brazil BR Industrial units BR Sales office/distribution center Global market presence Revenue in poultry exports (U$ billion) Leadership in several categories 59 industrial units 51 distribution centers - 26 categories with share > 50% 5 Relevant position on the export market Global market presence Revenue in poultry exports (U$ billion) Responsible for 9% of the world meat trade More than 2,000 thousand clients Exports to more than 110 countries Brands on several continents 6

Opportunities from the growth of market Processed meat consumption kg/capita/year (indexed - Brazil = 100) Consumption should grow with GDP Increase in sales for low-income population Opportunity products with higher added value 7 Large Company with global scale Positioning BRF in the Global food industry Bubble size: Market cap (US$ bi) EV/EBITDA 10E (x) 10.5x 9.5x 8.5x 7.5x 6.5x 5.5x 4.5x commodity EBITDA Margin (%) Branding 0.0% 5.0% 10.0% 15.0% 20.0% 8

Macro Stages - Association



May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Corporate operations
05/19 Announc.
Incorp. HFF
Incorp. Sadia
CADE Process
Offering R$ 4.6 bi
Greenshoe R$ 0.7bi
Capitalization
R$ 2.2 bi
R$ 1.3bi
Transfer to Sadia
CADE amendment Exports
Coordination – Exports*

* Export Market activities related to in natura products

9

Shareholder's Composition

Difuse Control – Equal Rights



ADR's (NYSE) 7.1%
Sabiá FIM 0.9%
Previ-BB 13.7%
Petros 9.0%
Sistel 1.6%
Valia 3.0%
Domestic Investors 36.0%
Treasury Shares 0.6%
Foreing Investors 28.1%

Basis: 09.30.09
Number of Common Shares: 436,236,623
Capital Stock: R$ 12.6 billion

10

BRF
BRASIL FOODS


HOT POCKET
PRESUNTO COZIDO
Sadia
PAN de QUESO

02
3Q09 Results

BRF
BRASIL FOODS

Highlights

R$ - MILLION

HIGHLIGHTS	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.
Gross Sales	6,167	3,487	77%	12,326	9,585	29%
Domestic Market	3,850	2,091	84%	7,655	5,826	31%
Exports	2,316	1,397	66%	4,671	3,759	24%
Net Sales	5,294	3,040	74%	10,600	8,335	27%
Gross Profit	1,102	686	61%	2,230	1,847	21%
Gross Margin	*20.8%*	*22.6%*	*(180 bps)*	*21.0%*	*22.2%*	*(120 bps)*
EBIT	58	171	(66%)	74	397	(81%)
Net Income	211	(52)	-	115	75	54%
Net Margin	*4.0%*	*(1.7%)*	*570 bps*	*1.1%*	*0.9%*	*20 bps*
Adjusted Net Income [1]	211	(52)	-	247	75	231%
Adjusted Net Margin	*4.0%*	*(1.7%)*	*570 bps*	*2.3%*	*0.9%*	*140 bps*
EBITDA	291	275	6%	541	695	(22%)
EBITDA Margin	*5.5%*	*9.0%*	*(350 bps)*	*5.1%*	*8.3%*	*(320 bps)*
Earnings per Share [2]	0.49	(0.25)	-	0.26	0.36	-

[1] Adjusted Net Income - Ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

[2] Consolidated earnings per share (in R$), excluding treasury shares

12

Highlights R$ - MILLION PROFORMA HIGHLIGHTS 3Q09 3Q08 Ch. % YTD 09 YTD 08 Ch. % Gross Sales 6,167 6,415 (4%) 18,163 18,042 1% Domestic Market 3,850 3,787 2% 11,097 10,416 7% Exports 2,316 2,628 (12%) 7,066 7,625 (7%) Net Sales 5,294 5,606 (6%) 15,630 15,783 (1%) Gross Profit 1,102 1,192 (8%) 3,325 3,642 (9%) Gross Margin 20.8% 21.3% (50 bps) 21.3% 23.1% (180 pbs) EBIT 58 150 (61%) 140 717 (80%) Net Income 211 (1,633) - 222 (1,104) - Net Margin 4.0% (29.1%) - 1.4% (7.0%) - Adjusted Net Income(1) 211 (1,633) - 354 (1,104) - Adjusted Net Margin 4.0% (29.1%) - 2.3% (7.0%) - EBITDA 291 336 (13%) 852 1,300 (34%) EBITDA Margin 5.5% 6.0% (50 bps) 5.5% 8.2% (270 bps) (1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigao Agroindustrial S.A. booked to first quarter results 2009. The 2008 results of Sadia were adjusted Law 11.638. 13 Breakdown of net sales - YDT09 DIVERSIFIED PRODUCT PORTFOLIO BRF BY Product Others 3.2% Poultry 31.6% Pork / Beef 8.8% Specialty Meats 34.5% Other Processed 6.1% Dairy Products 5.1% Milk* 10.7% By Market Domestic market 57.4% Exports 42.6% * Includes UHT, pasteurized and powdered milk 14

BRF 03 Debt, Investments and Outlook Debt R$ - Million BRF ON 09/30/09 ON 09/30/08 DEBT CURRENT NONCURRENT TOTAL TOTAL % Ch. Local Currency 1,740 2,387 4,127 880 369 Foreing Currency 1,145 3,737 4,882 3,172 54 Gross Debt 2,885 6,124 9,009 4,052 122 Cash Investments Local Currency 2,870 303 3,173 508 524 Foreing Currency 1,255 38 1,293 526 146 Total Cash Investments 4,125 341 4,466 1,034 332 Net Accounting Debt (1,239) 5,783 4,543 3,017 51 Exchange Rate Exposure - US$ Million (1,172) (687) 71 Proforma 12,000 10,000 8,000 6,000 4,000 2,000 - 7,012 10,123 10,417 9,345 4,543 3Q084Q081Q092Q093Q09 6.0 5.0 4.0 3.0 2.0 1.0 0.0 Net Djebt Net Debt/Ebitda LTM 3.2 4.4 5.1 4.9 2.7 16

Investments BRF CAPEX Pro forma YTD 2009: R$ 665.5 million Vitoria de Santo Antao 7.0% Productivity and Optimization 67.6% New Projects 3.2% Bom Conselho/Tres de Maio 12.3% Lucas do Rio Verde 9.9% PS>: The investments carried out in Rio Verde (GO) are considered in the Productivity and Optimization item and were covered by insurances 17

Monthly traded volume September 2004 - 2009 Series 3rd Quarter 2009: US$ 57.8 million/day - 98.8% higher YTD 2009: US$ 28.0 million/day - 27.4% higher Volume (US$ Million) 1,500 1,400 1,300 1,200 1,100 1,000 900 800 700 600 500 400 300 200 100 - Price (basis 100 = Sep/04) 400 300 200 100 0 S D M J S D M J S D M J S D M J S D M J S PRGA3 PDA Price PRGA3 (US$) 18 Main Brands BRF 19